

convesio
BETA Version

Dashboard | Account | New Site

mysite.com

OVERVIEW | DOMAINS | SECURITY | BACKUPS | SETTINGS

SSL Manager

Add SSL Certificate

Add/manage SSL certificates for domains pointing to your site. Get a FREE SSL certificate from Let's Encrypt by adding an SSL certificate here. Once the certificate has been added, you can ensure a secure URL is always used by updating the WordPress Address URL and Site Address URL within WordPress, by going to WordPress> Dashboard> Settings. If you require assistance, please contact Support.

Installed SSL Certificates

Cert ID	Protected Site	Valid From	Expires On	Type	Auto Renewal	
INT542565	Default	Sat, Aug 12, 2017, 6:00 pm MDT	Mon, Aug 13, 2018, 5:59 pm MDT	Shared	- NA -	
452123558	demo2.convesiostaging.com	Tue, Feb 26, 2019, 8:31 am MST	Mon, May 27, 2019, 9:31 am MDT	Dedicated	Enabled	✖

Advanced HTTP / HTTPS Enforcement Tool

Disabled

Note: This this an advanced feature to control the application of your SSL to specific pages of your site. Most websites will not need this functionality. This tool allows you to enforce HTTP or HTTPS on certain paths of your site. For assistance, please contact Support.

SSL Certificates

Malware Scan

convesio

Welcome to Convesio!
How may I help you today?